November 1, 2005

VIA EDGAR TRANSMISSION

Linda Stirling
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”)
Post-Effective Amendment (“PEA”) No. 19 for the Company (“Registration Statement”) (File Nos. 333-78275; 811-09303)

Kinetics Portfolios Trust (the “Trust”)
(File No. 811-09923)

Dear Ms. Stirling:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Company hereby submits Post-Effective Amendment No. 19 to the Company’s Registration Statement, and, per your instruction, a Correspondence to the Trust’s Registration Statement, for the purpose of starting a new series - the Market Opportunities Fund. Pursuant to Rule 485(a)(2), the Company anticipates that this filing will be effective 75 days after receipt of this filing. At or before that time, the Company will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5344.

Very truly yours,

/s/ Chad E. Fickett

Chad E. Fickett
For U.S. Bancorp Fund Services, LLC.

Enclosures